Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Large Cap Growth Opportunities Fund, a series of Nuveen Investment Funds, Inc.

811-05309

A special meeting of shareholders was held in the offices of Nuveen on August 18, 2017; at this meeting the shareholders were asked to approve an Agreement and Plan of Reorganization.

The results of the shareholder votes are as follows:

    Nuveen Large Cap
Growth Opportunities
 Fund
To approve an Agreement and
Plan of Reorganization.

   For
             4,702,137
   Against
                  51,960
   Abstain
                  74,298
      Total
             4,828,395



Proxy materials are herein incorporated by reference to the SEC filing on May 16, 2017, under Conformed Submission Type DEF 14A, accession number 0001193125-17-172389.